Exhibit 99.2
To:  Alberta Securities Commission
We have read the statements made by Canadian Pacific Railway Limited in the attached copy of Change of Auditor Notice dated April 1, 2011, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102,
We agree with the statements in the Change of Auditor Notice dated April 1, 2011,
Yours very truly,
/s/  PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Calgary, Alberta
April 6, 2011.
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of
PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.